# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Unicycive Therapeutics, Inc., CIK 0001766140
CUSIP: 90466Y103
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 4300 El Camino Real, Suite 210, Los Alto, California (CA), 94022
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001930214

## Reporting persons
- Vivo Opportunity Fund Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 60,961,729; shared voting power 0; sole dispositive power 60,961,729; shared dispositive power 0; aggregate amount beneficially owned 60,961,729 (9.99% of the class)
  Comment: (1) Represents (i) 11,370,152 shares of common stock, par value $0.001 per share (the "Common Stock") of Unicycive Therapeutics, Inc. (the "Issuer"), (ii) 6,529,000 shares of Common Stock issuable upon conversion of 3,119.21 shares of Series A-2 Convertible Preferred Stock, par value $0.001 per share (the "Series A-2 Preferred Stock") convertible within 60 days of this Statement, (iii) 12,802,388 shares of Common Stock issuable upon conversion of 6,913.28952 shares of Series A-3 Convertible Preferred Stock, par value $0.001 per share (the "Series A-3 Preferred Stock") underlying Tranche A Warrants that are exercisable within 60 days of this Statement, (iv) 11,638,534 shares of Common Stock issuable upon conversion of 6,866.73506 shares of Series A-4 Convertible Preferred Stock, par value $0.001 per share (the "Series A-4 Preferred Stock") underlying Tranche B Warrants that are exercisable within 60 days of this Statement, and (v) 18,621,655 shares of Common Stock issuable upon conversion of 13,780.0247 shares of Series A-5 Convertible Preferred Stock, par value $0.001 per share (the "Series A-5 Preferred Stock") underlying Tranche C Warrants that are exercisable within 60 days of this Statement. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  (2) The percent of class is based on 120,629,281 shares of Common Stock outstanding as of May 14, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2025. The Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock contain provisions preventing such Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock from being converted if such conversion would result in the holder obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein represent the number of shares of Common Stock that would be issuable upon conversion of the Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock in full, and do not give effect to the blocking provisions.
- Vivo Opportunity, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 60,961,729; shared voting power 0; sole dispositive power 60,961,729; shared dispositive power 0; aggregate amount beneficially owned 60,961,729 (9.99% of the class)
  Comment: (1) Represents (i) 11,370,152 shares of Common Stock of the Issuer, (ii) 6,529,000 shares of Common Stock issuable upon conversion of 3,119.21shares of Series A-2 Preferred Stock convertible within 60 days of this Statement, (iii) 12,802,388 shares of Common Stock issuable upon conversion of 6,913.28952 shares of Series A-3 Preferred Stock underlying Tranche A Warrants that are exercisable within 60 days of this Statement, (iv) 11,638,534 shares of Common Stock issuable upon conversion of 6,866.73506 shares of Series A-4 Preferred Stock underlying Tranche B Warrants that are exercisable within 60 days of this Statement, and (v) 18,621,655 shares of Common Stock issuable upon conversion of 13,780.0247 shares of Series A-5 Preferred Stock underlying Tranche C Warrants that are exercisable within 60 days of this Statement. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
  
  (2) The percent of class is based on 120,629,281 shares of Common Stock outstanding as of May 14, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2025. The Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock contain provisions preventing such Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock from being converted if such conversion would result in the holder obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in rows 5, 7 and 9 herein represent the number of shares of Common Stock that would be issuable upon conversion of the Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock in full, and do not give effect to the blocking provisions.

## Item 1. Issuer
Name of issuer: Unicycive Therapeutics, Inc.
Address of issuer's principal executive offices: 4300 El Camino Real, Suite 210, Los Alto, CA 94022

## Item 2. Person Filing
Name of person filing:
(i) Vivo Opportunity Fund Holdings, L.P., a Delaware limited partnership; and
(ii) Vivo Opportunity, LLC, a Delaware limited liability company. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
Address of principal business office or, if none, residence: 192 Lytton Avenue, Palo Alto, CA 94301

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information set forth in rows 5 through 11 of the cover pages is incorporated by reference into this Item 4.

The shares reported in this Schedule 13G amendment represent (i) 9,970,152 shares of Common Stock of the Issuer, (ii) 6,529,000 shares of Common Stock issuable upon conversion of 3,119.21 shares of Series A-2 Preferred Stock convertible within 60 days of this Statement, (iii) 12,802,388 shares of Common Stock issuable upon conversion of 6,913.28952 shares of Series A-3 Preferred Stock underlying Tranche A Warrants that are exercisable within 60 days of this Statement, (iv) 11,638,534 shares of Common Stock issuable upon conversion of 6,866.73506 shares of Series A-4 Preferred Stock underlying Tranche B Warrants that are exercisable within 60 days of this Statement, and (v) 18,621,655 shares of Common Stock issuable upon conversion of 13,780.0247 shares of Series A-5 Preferred Stock underlying Tranche C Warrants that are exercisable within 60 days of this Statement. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.
Percent of class: The Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock contain provisions preventing such Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock from being converted if such conversion would result in the holder obtaining greater than 9.99% of the Issuer's voting securities. However, the amounts reported in this Item 4 represent the number of shares of Common Stock that would be issuable upon conversion of the Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock in full, and do not give effect to the blocking provisions.
Sole power to vote or to direct the vote:
Vivo Opportunity Fund Holdings, L.P. 60,961,729

Vivo Opportunity, LLC 60,961,729
Shared power to vote or to direct the vote:
Vivo Opportunity Fund Holdings, L.P. 0

Vivo Opportunity, LLC 0
Sole power to dispose or to direct the disposition:
Vivo Opportunity Fund Holdings, L.P. 60,961,729

Vivo Opportunity, LLC 60,961,729
Shared power to dispose or to direct the disposition:
Vivo Opportunity Fund Holdings, L.P. 0

Vivo Opportunity, LLC 0

Percentage of Common Stock Outstanding

Vivo Opportunity Fund Holdings, L.P. 9.99%*

Vivo Opportunity, LLC 9.99%*

* The percent of class is based on 120,629,281 shares of Common Stock outstanding as of May 14, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2025, plus the shares of Common Stock underlying Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock held by Vivo Opportunity Fund Holdings, L.P., after giving effect to the blocking provisions described above, which prevent the Reporting Persons from converting Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock in excess of 9.99% of the Issuer's voting securities.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Vivo Opportunity Fund Holdings, L.P.: /s/ Kevin Dai, Kevin Dai/Managing Member (05/14/2025)
- Vivo Opportunity, LLC: /s/ Kevin Dai, Kevin Dai/Managing Member (05/14/2025)